345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

July 26, 2010

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Mailstop 4631

Washington, D.C. 20549

Re:                   Sino Clean Energy Inc.
Amendment No. 1 to the Registration Statement on Form S-1,

Filed: June 16, 2010

File No.: 333-167560

Dear Ms. Long:

On behalf of our client, Sino Clean Energy Inc., a Nevada corporation (the “Company”), we are hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement that was originally filed on Form S-1 on June 16, 2010 (“Registration Statement”). We are also forwarding to you, via Federal Express, four courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission issued a comment letter dated July 13, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

General

1.                                       Please add to the registration statement all the information currently omitted that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  Please note that we will need adequate time to review this information once it is provided.

Response:  The Staff’s comment is noted.

2.                                       Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:  The Staff’s comment is noted.

Los Angeles    New York    Chicago    Nashville    Washington DC   Beijing

www.loeb.com

3.                                       We note that you will file certain exhibits by amendment to the registration statement.  Please note that we will need adequate time to review these exhibits once you file them.

Response:  The Staff’s comment is noted.

4.                                       Throughout the prospectus, you describe your company as being a “leading producer” of CWSF and clean coal heating and energy solutions in China.  Please revise your disclosure to identify the measure by which you are a leader (e.g., revenues or volume of fuel sold), and please provide us with your support for these statements.  In addition, throughout the prospectus, you make reference to third-party sources, such as Frost & Sullivan, National Bureau of Statistics of China and China’s 2010 Report on Central and Local Budgets.  Please provide us with copies of the reports or other information from the sources on which you have relied.  For each such source, please provide us with your analysis as to why you do not need to obtain and file a consent for purposes of Securities Act Rule 436.

Response:  We have revised the disclosure to state that we are a leader with respect to PRC third party sales revenue.  We have enclosed herewith copies of each of the reports from third-party sources that we have cited, specifically (1) Frost & Sullivan, (2) National Bureau of Statistics of China, (3) China’s 2010 Report on Central and Local Budgets, (4) World Bank, (5) International Monetary Fund, (6) The New York Times, (7) Abare Economics, and (8) Beijing Zhongjing Zongheng Information and Consulting Center.  With the exception of Frost & Sullivan and Beijing Zhongjing Zongheng Information and Consulting Center, the third-party sources referenced in the prospectus are not experts or counsel that the Company engaged to provide the information which has been cited.

The National Bureau of Statistics of China and China’s 2010 Report on Central and Local Budgets are government publications, which are publicly available and accessible.  The World Bank, the International Monetary Fund, The New York Times and Abare Economics are independent third parties who were not commissioned or otherwise engaged by the Company to prepare the reports and such reports are publicly available.  As a result, the Company does not believe that consents are required under Securities Act Rule 436 from these sources.  We have included as exhibits to Amendment No.1 consents from Frost & Sullivan and Beijing Zhongjing Zongheng Information and Consulting Center.

Outside Front Cover Page

5.                                       Please include a footnote to the fee table to disclose the number of shares that the underwriters have the option to purchase to cover over allotments.

Response:  Footnote 1 currently describes that the proposed maximum aggregate offering price includes shares that the underwriters have the option to purchase to cover over-allotments. At this time, we do not know the maximum number of shares to be offered and as a result cannot yet determine the number of shares that the underwriters have the option to purchase in the over-allotments.

6.                                       Please include footnotes to the fee table to explain why the shares underlying the options are being offered for resale at different prices.

Response:  The Company has revised the footnote to the fee table in the Amendment No. 1 in accordance with the Staff’s comment.

Explanatory Note

7.                                       We note the following bullet point: “any references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus.”  Please appropriately modify this bullet point to reflect that certain disclosures may be required in the Resale Prospectus that concern the Public Offering Prospectus.”

Response:  The Company has revised the explanatory note in the Amendment No. 1 to indicate that the references to the Resale Prospectus that are currently in the Public Offering Prospectus will be deleted. The Company understands that it may still be required to include certain disclosures in the Resale Prospectus that concern the Public Offering Prospectus.

Prospectus Cover Page

8.                                       Please provide a brief description of the underwriting arrangements as required by Item 501(b)(8) of Regulation S-K.

Response:  The Company has included a brief description of the underwriting arrangements in the cover page of the Amendment No. 1 in accordance with the Staff’s comment.

Table of Contents, page i

9.                                       Investors are entitled to reply on the information you choose to include in the prospectus.  The last sentence in the third paragraph on this page implies that you are not responsible for some of the information in the prospectus.  Please revise this sentence accordingly.

Response:  The Company has deleted the third sentence in the third paragraph in accordance with the Staff’s comment.

Prospectus Summary, page 1

10.                                 We note that your summary contains a lengthy description of the company’s business, business strategy and industry.  Further we note that much of the identical disclosure appears later in your prospectus in the “Business” section beginning on page 54.  The summary should not include a lengthy description of the Company’s business and industry.  This detailed information is better suited for the body of the prospectus.  Please revise the summary accordingly.  Please refer to Item 503(a) of Regulation S-K.

Response:  The prospectus summary has been revised in accordance with the Staff’s comment.

Company Strengths, page 3
Dominant market position with a proven product and technology that is in full scale commercial production, page 3

11.                                 We note disclosure on page one that the company was established in August 2002 and commenced production and distribution of CWSF in July 2007.  Please reconcile this disclosure with the statement that you commenced operations in 2006.

Response:  The statement that the Company “commenced operation in 2006” was erroneous and has been deleted from the Amendment No. 1.

Properties, page 38

12.                                 We note that the lease relating to the company’s headquarters will expire on July 15, 2010.  Please discuss the company’s plans with respect to the lease and the company’s headquarters.

Response:  The Company has moved to a new location and the information regarding the new Company’s headquarters have been included in the Amendment No. 1.

Raw Materials, page 68

13.                                 Please revise your disclosure to name the company’s principal supplier for 2008 (85% of total COGS) and 2009 (87% of total COGS).

Response:  We have revised the disclosure as requested by the Staff.

Executive Compensation, page 83
Employment Agreements; Termination of Employment and Change-in-Control
Arrangements with our Executive Officers, page 83.

14.                                 For ease of reading, please show the US dollar equivalent of the annualized compensation amounts shown for Messrs. Ren and Chan.

Response:  The US dollar equivalent of the annualized compensation amounts shown for Messrs. Ren and Chan have been included in the Amendment No. 1.

Description of Capital Stock, page 89
Warrants, page 90
Series B Warrants, page 90

15.                                 Please revise your disclosure to explain what you mean when you refer to a “full ratchet anti-dilution adjustment.”

Response:  Changes in response to the Staff’s comment have been made in the Amendment No. 1.

Underwriting, page 102

16.                                 We note the description of the lock-up arrangements and that they are subject to “certain limited exceptions.”  Please revise your disclosure to describe these exceptions.

Response:  Changes in response to the Staff comment have been made in the Amendment No. 1 to describe the limited exceptions to the lock-up arrangements.

Resale Prospectus
Prospectus Cover Page

17.                                 Please disclose the price or prices at which selling stockholders may sell their securities in the resale transaction (e.g., at prevailing market prices).  Please refer to Item 501(b)(3) of Regulation S-K.

Response:  Additional disclosure has been included in the Amendment No. 1 in response to the Staff’s comment.

Summary of the Offering, Page A-1

18.                                 Please revise your disclosure to reflect that 3,552,612 of the shares of common stock are issuable upon the exercise of warrants, 65,000 shares are issuable upon the exercise of options and 10,000 shares are currently outstanding.

Response:  Changes in response to the Staff’s comment have been made on page A-1 of Amendment No. 1.

19.                                 As the public offering will be completed at a time when the resale transaction could potentially be continuing, please revise your disclosure to reflect the issuance of the securities issuable in the public offering.  In addition, please disclose the date or dates as of which you are providing information with respect to outstanding securities.

Response:  Changes in response to the Staff’s comment have been made on page A-1 of Amendment No. 1.

Selling Stockholders, page A-2
Affiliates and Employee Shares, page A-4

20.                                 Please revise the footnotes to the table to ensure that you have identified the natural person(s) who have voting and investment power over the company’s securities for each selling stockholder listed in the table, as required by Securities

Exchange Act Rule 13d-3 and Question 140.02 of our Compliance and Disclosure Interpretations for Regulation S-K.

Response:  Changes in response to the Staff’s comment have been made in the Amendment No. 1.

21.                                 We note your disclosure that Ancora Greater China Fund LP is an affiliate of a broker-dealer.  Please revise your disclosure to either (a) disclose, if true, that Ancora Greater China Fund LP purchased in the ordinary course of business and at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities or (b) identify Ancora Greater China Fund LP as an underwriter for the Resale Offering.  Notwithstanding the foregoing, affiliates of broker-dealers that received their securities as compensation for underwriting activities need not be identified as underwriters.  If you intend to rely on this exception, please provide us with an analysis as to why such reliance is appropriate.

Response:  Changes in response to the Staff’s comment have been made on page A-4 of Amendment No. 1 to disclose that Ancora Greater China Fund LP acquired its shares in the ordinary course of business and, at the time, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Item 13.  Other Expenses of Issuance and Distribution, page II-1

22.                                 As you are registering securities for the account of security holders, please indicate the portion of the offering expenses, if any, to be borne by such security holders.  Please refer to Item 511 of Regulation S-K.

Response:  The Company respectfully notes the Staff’s comment, however, the selling stockholders are not required to pay any offering expenses. Pursuant to the terms of the Securities Purchase Agreement, dated September 16, 2008, the Company is required to pay all fees and expenses incident to the registration of the Shares, including, without limitation, filing and printing fees, and the Company’s counsel and accounting fees and expenses, costs, if any, associated with clearing the Shares for sale under applicable state securities laws.

Item 15.  Recent Sales of Unregistered Securities, page II-1.

23.                                 For each sale of unregistered securities, please include the per share price of any equity sold, including the per share prices or range of prices of all warrants and options.  Also, where you indicate that agreements were made to amend the terms of certain warrants and other securities, discuss the amended terms and if material, why the amendments were made.

Response:  Changes in response to the Staff’s comment have been made in the Amendment No. 1.

24.                                 State the facts relied upon to make the Regulation D or Regulation S exemption from registration under the Securities Act available.

Response:  Changes in response to the Staff’s comment have been made in the Amendment No. 1.

Item 17.  Undertakings, page II-6

25.                                 Please add the undertaking for Rule 430A offerings required by Item 512(i) of Regulation S-K.  In this regard, we note that you appear to be making your primary offering in reliance on Rule 430A.  In addition, we note that you have provided only part of the undertaking required by Item 512(a)(6) of Regulation S-K.  Please either provide the full undertaking or tell us why you believe the full undertaking is unnecessary.

Response:  Changes in response to the Staff’s comment have been made  in the Undertakings as required by Items 512(i) and 512(a)(6).

Exhibit 5.1

26.                                 The description of the public offering in the second paragraph of the opinion appears to be inconsistent with the underwriting disclosure in the prospectus.  Specifically, the opinion describes the public offering as a delayed offering pursuant to Rule 415 while the prospectus describes the public offering as a firm commitment underwritten offering.  Please reconcile this inconsistency.

Response:  Changes in response to the Staff’s comment have been made to Exhibit 5.1 and the revised opinion has been filed with the Amendment No. 1.

27.                                 Please correct the reference in the second paragraph of the opinion to “Common Stock Act of 1933.”

Response:  Changes in response to the Staff’s comment have been made to Exhibit 5.1 and the revised opinion has been filed with the Amendment No. 1.

28.                                 The third paragraph of the opinion refers to 3,601,198 warrant shares and 60,000 option shares.  The resale prospectus covers 3,552,612 warrant shares and 65,000 option shares.  Please reconcile these inconsistencies.

Response: Changes in response to the Staff’s comment have been made to Exhibit 5.1 and the revised opinion has been filed with the Amendment No. 1.

29.                                 Regarding the assumptions in the paragraph that begins at the bottom of page two and continues over to the top of page three, with the exception of the assumption in clause (i) concerning the effectiveness of the registration statement, all of the assumptions in this paragraph appear to be inappropriate.  In addition, all of the assumptions in the first full paragraph on page three appear to be inappropriate.  Please have counsel revise its opinion accordingly.

Response:  Changes in response to the Staff’s comment have been made to Exhibit 5.1 and the revised opinion has been filed with the Amendment No. 1.

In addition, the company acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Very truly yours,

/s/ Tahra Wright
Tahra Wright, Esq.